IAMGOLD CORPORATION

TSX: IMG **NYSE:** IAG

NEWS RELEASE

IAMGOLD REPORTS SOLID THIRD QUARTER AND CONTINUES TO EXECUTE ON ITS TRANSFORMATIONAL STRATEGY

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.
Refer to the Management Discussion and Analysis (MD&A) and Unaudited Consolidated
Interim Financial Statements for the three and nine months ended September 30, 2017 for more information.

Toronto, Ontario, November 7, 2017 - IAMGOLD Corporation ("IAMGOLD" or the "Company") reported its consolidated financial and operating results for the third quarter ended September 30, 2017.

Commenting on the third quarter, IAMGOLD's President and CEO, Steve Letwin, said, "We delivered solid results with gross profit increasing for the third consecutive quarter. The lowering of the top end of our 2017 all-in sustaining cost guidance by $40 an ounce narrowed the range to $1,000 to $1,040 an ounce, reflecting continued progress in reducing costs. Based on operating performance for the first nine months and our expectations for the final quarter, we are on track to meet our production and cost guidance for the year.

"At the same time, our strategic transformation continues. The larger than expected resource estimate for Saramacca, together with its higher grades and significant expansion potential, added to the substantial resource increase at Rosebel. We continue to work at consolidating other concessions within an emerging gold district anchored by Rosebel. Westwood continues to ramp up. Heap leaching and satellite prospects could add years to Essakane's mine life, and Côté Gold is expected to be a long-life, low-cost mine heading towards development."

Third Quarter 2017 Highlights

Operating Performance

- Attributable gold production of 217,000 oz, up 3% from Q3/16.
- Cost of sales[1] of $795/oz sold, up 4% from Q3/16.
- All-in sustaining costs[2] of $969/oz sold, down 7% from Q3/16.
- Total cash costs[2] of $771/oz produced, up 8% from Q3/16.
- Gold margin[2] of $513/oz, down 16% from Q3/16.
- Maintaining 2017 production guidance of 845,000 to 885,000 ounces.
- Lowered top end of 2017 all-in sustaining cost guidance by $40 an ounce, narrowing the range to $1,000 - $1,040/oz.
- Lowered 2017 capital spending guidance by $25 million to $225 million ±5%.

Financials

- Gross profit of $40.9 million, down $11.3 million from Q3/16, up 14% from Q2/17.
- Net earnings attributable to equity holders of $30.8 million ($0.07 per share), up from $17.0 million ($0.04 per share) in Q3/16.
- Adjusted net earnings[2] attributable to equity holders of $33.7 million ($0.07 per share[2]), up from $21.8 million ($0.05 per share) in Q3/16 and up from $4.3 million ($0.01 per share) in Q2/17.
- Net cash from operating activities of $77.0 million, down from $125.8 million in Q3/16.
- Net cash from operating activities before changes in working capital[2] of $73.5 million, down from $111.3 million in Q3/16.
- Cash, cash equivalents, short-term investments in money market instruments, and restricted cash were $835.7 million as at September 30, 2017, up $72.6 million from December 31, 2016.

Developments

- On September 5, 2017, filed the NI 43-101 Technical Report for the previously reported reserve and resource update for the Rosebel mine (*see news release July 26, 2017*), which included an 80% increase in attributable reserves to 3.5 million ounces from the end of 2016.

- On September 5, 2017, reported an initial resource estimate for the Saramacca deposit near the Rosebel mine, comprising 14.4 million tonnes of indicated resources averaging 2.2 g/t Au for 1.0 million ounces and 13.6 million tonnes of inferred resources averaging 1.18 g/t Au for 0.5 million ounces. Approximately 60% of the resources are contained in softer rock, with the deposit remaining open along strike in both directions and at depth. Filed the supporting NI-43-101 Technical Report on October 17, 2017.

- On August 14, 2017, acquired a 19.98% interest in TomaGold Corporation for C$2.5 million. IAMGOLD and TomaGold have a 50:50 joint venture interest in the Monster Lake exploration project in Quebec.

SUMMARY OF FINANCIAL AND OPERATING RESULTS

	Three months ended September 30,		Nine months ended September 30,	
Financial Results ($ millions, except where noted)	**2017**	2016	**2017**	2016
Revenues	$ 268.8	$ 282.4	$ 803.8	$ 734.6
Cost of sales	$ 227.9	$ 230.2	$ 692.0	$ 651.5
Gross profit	$ 40.9	$ 52.2	$ 111.8	$ 83.1
Net earnings attributable to equity holders of IAMGOLD	$ 30.8	$ 17.0	$ 519.3	$ 57.9
Net earnings attributable to equity holders ($/share)	$ 0.07	$ 0.04	$ 1.12	$ 0.14
Adjusted net earnings (loss) attributable to equity holders of IAMGOLD[1]	$ 33.7	$ 21.8	$ 43.1	$ (1.3)
Adjusted net earnings (loss) attributable to equity holders ($/share)[1]	$ 0.07	$ 0.05	$ 0.09	$ —
Net cash from operating activities	$ 77.0	$ 125.8	$ 230.1	$ 247.3
Net cash from operating activities before changes in working capital[1]	$ 73.5	$ 111.3	$ 225.8	$ 224.9
Key Operating Statistics				
Gold sales – attributable (000s oz)	210	212	641	590
Gold production – attributable (000s oz)	217	210	654	598
Average realized gold price[1] ($/oz)	$ 1,284	$ 1,326	$ 1,255	$ 1,263
Cost of sales[2] ($/oz)	$ 795	$ 764	$ 777	$ 797
Total cash costs[1] ($/oz)	$ 771	$ 714	$ 757	$ 738
All-in sustaining costs[1] ($/oz)	$ 969	$ 1,046	$ 978	$ 1,080
Gold margin[1] ($/oz)	$ 513	$ 612	$ 498	$ 525

[1] This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.
[2] Cost of sales, excluding depreciation, as disclosed in note 30 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and doesn't include Joint Ventures which are accounted for on an equity basis.

THIRD QUARTER 2017 HIGHLIGHTS

Financial Performance

- Revenues for the third quarter 2017 were $268.8 million, down $13.6 million from the same prior year period, primarily due to lower sales at Essakane ($32.9 million) as the prior year period benefited from the sale of 12,000 ounces from carbon fines built up in inventory, and a lower realized gold price at all sites ($8.8 million), partially offset by higher sales at Westwood ($20.4 million) and Rosebel ($7.6 million).

- Cost of sales for the third quarter 2017 was $227.9 million, down $2.3 million from the same prior year period. The decrease was primarily due to lower depreciation ($7.0 million) and lower royalty expense ($2.4 million), partially offset by higher operating costs ($7.1 million). Operating costs were higher primarily as a result of lower capitalized stripping at Essakane and Rosebel, combined with higher realized fuel prices and increased production at Westwood.

- Depreciation expense for the third quarter 2017 was $62.3 million, down $7.0 million from the same prior year period, primarily due to the increase in reserves at Rosebel and lower production at Essakane, partially offset by higher amortization of capitalized stripping at Essakane.

- Income tax expense for the third quarter 2017 was $5.1 million, down $9.3 million from the same prior year period. Income tax expense for the third quarter 2017 comprised current income tax expense of $11.1 million (2016 - expense of $7.6 million) and deferred income tax recovery of $6.0 million (2016 - expense of $6.8 million). The decrease in income tax expense was primarily due to changes to deferred income tax assets and liabilities, fluctuations in foreign exchange, and differences in the level of taxable income in IAMGOLD's operating jurisdictions from one period to the next.

- Net earnings attributable to equity holders for the third quarter 2017 were $30.8 million ($0.07 per share), up $13.8 million ($0.03 per share) from the same prior year period. The increase was mainly due to lower finance costs ($4.2 million), gain on derivatives and warrants ($2.9 million), higher interest income ($1.7 million), gain on foreign exchange ($2.0 million), lower write-down of accounts receivable ($1.5 million), higher share of net earnings from investments in associates ($1.1 million), and lower income tax expense ($9.3 million), partially offset by lower earnings from operations ($6.9 million).

- Adjusted net earnings attributable to equity holders[2] for the third quarter 2017 were $33.7 million ($0.07 per share[2]), up $11.9 million ($0.02 per share[2]) from $21.8 million ($0.05 per share[2]) in the same prior year period.

- Net cash from operating activities for the third quarter 2017 was $77.0 million, down $48.8 million from the same prior year period. The decrease was mainly due to lower earnings after non-cash adjustments ($18.7 million), a change in the movement of non-cash working capital items ($11.0 million), lower dividends from joint ventures ($9.2 million), and an increase in income taxes paid ($9.1 million).

- Net cash from operating activities before changes in working capital[2] for the third quarter 2017 was $73.5 million, down $37.8 million from the same prior year period.

Financial Position

- The Company's financial position has strengthened with cash, cash equivalents, short-term investments in money market instruments, and restricted cash of $835.3 million at September 30, 2017, up $72.6 million from December 31, 2016. The increase was primarily due to net proceeds from the issuance of the 7.00% senior secured notes on March 16, 2017 ($393.6 million), which extended the term of our debt by five years to 2025. Further, the Company received net proceeds from the sale of a 30% interest in the Côté Gold Project, to form a joint venture with Sumitomo Metal Mining Co., Ltd. ($96.5 million). The Company had cash generated from operating activities ($259.0 million) due to a continued focus on improvements in cost management. The Company also benefited from proceeds from the issuance of flow-through shares ($15.1 million). The increase was partially offset by the early redemption of the 6.75% senior unsecured notes ($505.6 million), spending on Property, plant and equipment and Exploration and evaluation assets ($138.5 million), income taxes paid ($28.9 million) and interest paid ($16.5 million).

Production and Costs

- Attributable gold production, inclusive of joint venture operations, was 217,000 ounces for the third quarter 2017, up 7,000 ounces from the same prior year period. The increase was due to the continued ramp-up at Westwood (17,000 ounces) and higher grades and throughput at Rosebel (3,000 ounces), partially offset by lower grades at both Essakane (11,000 ounces) and Sadiola (2,000 ounces).

- Attributable gold sales, inclusive of joint venture operations, were 210,000 ounces for the third quarter 2017, down 2,000 ounces from the same prior year period, primarily due to lower sales at Essakane (21,000 ounces) as the prior year benefited from the sale of 12,000 ounces from carbon fines built up in inventory, and lower sales at the Joint Ventures (2,000 ounces), partially offset by higher sales at Westwood (15,000 ounces) and Rosebel (6,000 ounces).

- Cost of sales[1] per ounce for the third quarter 2017 was $795, up 4% from the same prior year period due to lower capitalized stripping at Essakane and Rosebel combined with higher realized fuel prices.

- Total cash costs[2] per ounce produced for the third quarter 2017 were $771, up 8% from the same prior year period primarily due to lower capitalized stripping at Essakane and Rosebel. The normalization of Westwood's costs was discontinued in the second quarter 2017 (Q3/16 - $30 per ounce produced) and realized derivative gains from hedging programs were $7 per ounce produced (Q3/16 - gain of $1 per ounce).

- All-in sustaining costs[2] per ounce sold were $969 for the third quarter 2017, down 7% from the same prior year period as a result of lower sustaining capital expenditures. The normalization of Westwood's costs was discontinued in the second quarter 2017 (Q3/16 - $30 per ounce sold) and realized derivative gains from hedging programs were $10 per ounce sold (Q3/16 - gain of $1 per ounce).

Commitment to Zero Harm Continues

- The DART rate[3], representing the frequency of all types of serious injuries across IAMGOLD for the third quarter 2017 was 0.48, below our target of 0.56.

ATTRIBUTABLE GOLD PRODUCTION AND COSTS

Three months ended September 30,	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce)		Total Cash Costs[3] ($ per ounce produced)		All-in Sustaining Costs[3] ($ per ounce sold)	
	2017	2016	2017	2016	2017	2016	2017	2016
Owner-operator								
Essakane (90%)	93	104	$ 810	$ 669	$ 779	$ 624	$ 944	$ 815
Rosebel (95%)	75	72	765	769	718	728	898	1,183
Westwood (100%)[2]	33	16	819	1,322	814	888	907	1,391
Owner-operator[4]	201	192	$ 795	$ 764	762	685	967	1,035
Joint Ventures	16	18			883	1,015	985	1,180
Total operations	217	210			$ 771	$ 714	$ 969	$ 1,046
Cost of sales[1] ($/oz)			$ 795	$ 764				
Cash costs, excluding royalties					$ 718	$ 649		
Royalties					53	65		
Total cash costs[3]					$ 771	$ 714		
All-in sustaining costs[3]							$ 969	$ 1,046

Nine months ended September 30,	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce)		Total Cash Costs[3] ($ per ounce produced)		All-in Sustaining Costs[3] ($ per ounce sold)	
	2017	2016	2017	2016	2017	2016	2017	2016
Owner-operator								
Essakane (90%)	287	281	$ 783	$ 712	$ 746	$ 662	$ 946	$ 987
Rosebel (95%)	223	213	751	791	722	753	902	1,062
Westwood (100%)[2]	96	47	819	1,322	792	900	954	1,146
Owner-operator[4]	606	541	$ 777	$ 797	744	719	978	1,089
Joint Ventures	48	57			919	921	987	988
Total operations	654	598			$ 757	$ 738	$ 978	$ 1,080
Cost of sales[1] ($/oz)			$ 777	$ 797				
Cash costs, excluding royalties					$ 705	$ 681		
Royalties					52	57		
Total cash costs[3]					$ 757	$ 738		
All-in sustaining costs[3]							$ 978	$ 1,080

[1] Cost of sales, excluding depreciation, as disclosed in note 30 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.
[2] Cost of sales per ounce for Westwood does not include the impact of normalization of costs for the three and nine months ended September 30, 2017 of $nil and $8 per ounce (three and nine months ended September 30, 2016 - $385 and $338), respectively.
[3] This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.
[4] Owner-operator cost of sales and all-in sustaining costs includes corporate general and administrative costs. Refer to all-in sustaining costs reconciliation on page 28.

OPERATIONS ANALYSIS BY MINE SITE

(Refer to the Q3 2017 MD&A for further details.)

Essakane Mine - Burkina Faso (IAMGOLD interest - 90%)

Attributable gold production was 93,000 ounces for the third quarter 2017, 11% lower than the same prior year period. This was due to lower grades, partially offset by higher recoveries and mill throughput. Throughput increased 8% despite 90% hard rock content (Q3/16 - 77%) as a result of the new SAG mill liner design, which increased mill capacity, speed, and circuit availability. With annualized throughput of approximately 14 million tonnes, the mill is performing significantly above nameplate capacity of 10.8 million tonnes per annum, providing upside to the current life of mine plan. To further increase reserves and resources and extend the life of the mine, a heap leach pre-feasibility study is underway and expected to be completed by the second quarter 2018. A heap leach plant could provide a low-cost method for processing marginal and low grade mineralization as well as some existing stockpiles, which, together with the carbon-in-leach plant, would increase total annual production.

Due to mine sequencing, grades were lower in the third quarter 2017 compared to the prior year period. Mining activity continued to increase as a result of initiatives that are improving equipment availability and productivity, including the addition of two production drills and a new loader in the previous quarter. Mill recoveries are improving as mining continues in non-graphitic zones. Optimization of the grinding circuit and analysis of the ore characterization continues as part of the geometallurgical study. The purpose of the study, which is on track to be completed by the end of 2017, is to better identify the pockets of graphitic material in the ore zones. In addition, engineering work on the oxygen plant commenced during the third quarter 2017. The oxygen plant is expected to increase recoveries through improved leach kinetics and to improve the efficiency of the circuit by reducing the consumption of reagents once commissioned at the end of 2018. The construction of the solar plant, which commenced in the second quarter 2017, is now expected to be completed by the first quarter of 2018.

Cost of sales of $810 per ounce and total cash costs of $779 per ounce produced for the third quarter 2017 were 21% and 25% higher than the same prior year period, respectively. The increases were primarily the result of lower capitalized stripping costs due to mine sequencing, higher realized fuel prices, higher processing costs with the increased throughput of a higher proportion of hard rock, and the lower volume of sales and production, respectively. The decline in sales volume was partly due to the previous year benefiting from the sale of 12,000 ounces from carbon fines built up in inventory. The carbon fines treatment plant allowing for the on-site processing of gold contained in carbon fines was commissioned in the third quarter 2016.

All-in sustaining costs per ounce sold for the third quarter 2017 of $944 were 16% higher than the same prior year period, primarily due to higher cost of sales and lower sales volume, partially offset by lower sustaining capital expenditures.

The positive impact on cash costs per ounce produced and all-in sustaining costs per ounce sold from realized derivative gains from hedging programs was $10 per ounce and $12 per ounce, respectively, in the third quarter 2017 (Q3/16 - $3 per ounce produced and $2 per ounce sold).

Rosebel Mine - Suriname (IAMGOLD interest - 95%)

Attributable gold production for the third quarter 2017 was 75,000 ounces, up 4% from the same prior year period. Although the percentage of hard rock in the mill feed increased to 44% from 37% in the prior year, mill throughput increased by 5% due to major mill improvements completed in the latter half of 2016, including the installation of a secondary crusher and power flex drive combined with a new liner design.

Cost of sales of $765 per ounce and total cash costs of $647 per ounce produced for the third quarter 2017 were both 1% lower than the same prior year period. The improvement was primarily due to the inclusion of supplemental labour costs in the third quarter 2016 relating to the modified Labour Agreement ($43 per ounce sold and $40 per ounce produced), partially offset by lower capitalized stripping and higher fuel prices.

All-in sustaining costs of $898 per ounce sold for the third quarter 2017 were 24% lower than the same prior year period primarily due to lower sustaining capital expenditures.

Initial Resource Estimate for Saramacca

On September 5, 2017, an initial resource estimate was announced for the Saramacca deposit located 25 kilometres from the Rosebel mill (*see news release dated September 5, 2017*). The supporting NI 43-101 Technical Report was filed on October 17, 2017. The resource estimate comprises 14.4 million tonnes of indicated resources averaging 2.2 g/t Au for 1.0 million ounces and 13.6 million tonnes of inferred resources averaging 1.18 g/t Au for 518,000 ounces. The average grade of Saramacca's estimated indicated resource is 120% higher than the average grade of Rosebel's reserves and resources. Approximately 60% of the resources are contained in shallow, softer laterite and saprolite mineralization.

By the first half of 2018, we expect to have a preliminary reserve estimate and to have completed permitting work. An Environmental and Social Impact Study and preliminary engineering work on mine design and infrastructure are underway. Metallurgical testing will refine the recovery assumptions, test the crushing and grinding characteristics of the mineralization, and investigate the metallurgical variability across the deposit. Using the new block model as a basis, new mine designs and integrated scheduling with the main Rosebel resources will commence soon. Rosebel is working to advance the deposit towards production in 2019. Given the higher grade and abundance of soft saprolitic ore, we expect Saramacca to have a significant positive impact on Rosebel's cost profile once integrated into the mine plan.

With the deposit remaining open along strike in both directions and at depth, there is significant potential to expand the deposit. A follow-up drill program commenced in the third quarter for the purpose of increasing the confidence in the current resources and converting inferred resources to indicated, targeting expansions of the existing resource along known mineralized trends and at depth, and evaluating exploration targets for the presence of additional mineralized zones. Approximately 20,000 metres of diamond and reverse circulation drilling is expected to be completed by the end of this year.

Rosebel Reserve and Resource Update

On July 26, 2017, an updated reserve and resource estimate was reported for Rosebel (*see news release dated July 26, 2017*). From December 31, 2016 to June 30, 2017, Rosebel's estimated attributable proven and probable gold reserves increased by 80% to 3.5 million ounces, attributable measured and indicated gold resources (inclusive of reserves) increased by 55% to 8.9 million ounces and attributable inferred resources increased by 322% to 2.5 million ounces. There were no changes in the gold price assumptions of $1,200 per ounce for reserves and $1,500 per ounce for resources. The increases were mainly due to mine design optimization, cost reductions, and near-pit exploration. The supporting NI 43-101 Technical Report was filed on September 5, 2017.

Westwood Mine - Canada (IAMGOLD interest - 100%)

Production of 33,000 ounces of gold in the third quarter 2017 was 106% higher than the same prior year period, primarily due to the continued ramp-up resulting in increased tonnes mined and higher throughput. Although head grade for the quarter of 6.68 g/t Au was higher than the prior year period, it was lower than the grade mined during the quarter. This was due to processing marginal ore stockpiles to exploit available mill capacity as the mine continues to ramp up. Head grade excluding marginal ore was 7.40 g/t Au for the third quarter 2017 compared with 7.16 g/t Au for the third quarter 2016.

During the quarter, underground development continued to open up access to new mining areas with lateral and vertical development of approximately 3,400 and 500 metres, respectively, averaging 42 metres per day. Westwood is expected to achieve 18 kilometres of development during 2017, including lateral and vertical development of 15.7 and 2.3 kilometres, respectively, with a focus on ramp breakthroughs and infrastructure development in future development blocks at lower levels.

Cost of sales of $819 per ounce and total cash costs of $814 per ounce produced for the third quarter 2017 were 38% and 8% lower, respectively, than the same prior year period. The improvement was primarily due to the higher volume of sales and production, respectively, with the continued ramp-up.

All-in sustaining costs of $907 per ounce sold for the third quarter 2017 were 35% lower than the same prior year period, primarily due to higher sales volume and lower sustaining capital expenditures.

Westwood had been normalizing costs attributed to inventory in accordance with International Financial Reporting Standards since the seismic event in May 2015. Normalization of these costs ended at the onset of the second quarter 2017 when Westwood reached normal production levels (September 30, 2016 - $6.3

million). In the same prior year period, total cash costs and all-in sustaining costs were reduced by $383 per ounce produced and $385 per ounce sold, respectively.

Sadiola Mine - Mali (IAMGOLD interest - 41%)

Attributable gold production of 15,000 ounces for the third quarter 2017 was 12% lower than the same prior year period due to lower grades, partially offset by increased throughput.

Total cash costs of $876 per ounce produced and all-in sustaining costs of $970 per ounce sold decreased by 12% and 8%, respectively, as a result of greater draw downs of marginal ore stockpiles compared to the prior year period.

Discussions with the Government of Mali continue regarding the Sadiola Sulphide Project. Despite the benefits the Project would generate locally and to the Government of Mali, there has been no resolution around the terms critical to moving the Project forward. Although we remain committed to the Project, we continue to advance a number of other growth opportunities across the Company.

DEVELOPMENT PROJECT

(Refer to the Q3 2017 MD&A for further details.)

Côté Gold Joint Venture Project, Canada

The Côté Gold Project in northern Ontario is a 70:30 joint venture between the operator IAMGOLD and Sumitomo Metal Mining Co. Ltd. The project hosts estimated mineral reserves as at May 26, 2017 on a 100% project basis comprising probable reserves totaling 196.1 million tonnes grading 0.94 g/t Au for 5.9 million ounces. Also on a 100% project basis, indicated resources (inclusive of reserves) are estimated at 281.2 million tonnes grading 0.89 g/t Au for 8.0 million ounces and inferred resources of 76.5 million tonnes grading 0.50 g/t Au for 1.2 million ounces (*see news release dated June 5, 2017*).

Based on the recommendations from a pre-feasibility study completed in the second quarter (*see news release dated June 5, 2017*), the joint venture partners working with Wood Group (formerly Amec Foster Wheeler) have initiated a feasibility study which is now expected to be completed in the first half of 2019. During the quarter, a delineation drilling program commenced with the objective to upgrade near surface inferred resources to an indicated category as well as to evaluate grade variation in the starter pit. Approximately 2,000 metres of diamond drilling were completed during the quarter.

Subject to an acceptable feasibility study, a favourable development environment and a positive construction decision by the Côté Gold Joint Venture, commercial production is expected to begin in the first half of 2021.

Regional exploration activities continue within the 516-square-kilometre property surrounding the Côté Gold deposit to develop and assess exploration targets that could further maximize our flexibility with respect to any future development decisions.

EXPLORATION

(Refer to the Q3 2017 MD&A for further details.)

In the third quarter 2017, we spent $14.6 million on exploration and project studies, of which $6.6 million was expensed and $8.0 million capitalized. This compared to $10.6 million in the same prior year period. The following summarizes the status of our most advanced projects:

Wholly-Owned Projects

Boto - Senegal

Effective December 31, 2016, the Boto Gold project hosts an indicated resource of 27.7 million tonnes averaging 1.8 g/t Au for 1.56 million ounces of gold and an inferred resource of 2.9 million tonnes averaging 1.3 g/t Au for 125,000 ounces (*see news release dated February 22, 2017*).

During the third quarter 2017, approximately 1,150 metres of diamond drilling were completed to evaluate potential near-pit extensions of the Malikoundi deposit, explore for additional mineral resources along known mineralized trends associated with the Boto 5 and 6 zones, and provide additional geo-technical information in the area of the Malikoundi pit to support ongoing technical studies.

In addition, an 1,800-kilogram sample prepared from core composites was sent to SGS Laboratories in Canada for further metallurgical test work. Various technical studies to advance the economic evaluation of the Project continued during the quarter.

Pitangui - Brazil

Effective December 31, 2016, reported mineral resources at the São Sebastião deposit comprise an inferred resource of 4.3 million tonnes grading 5.0 g/t Au for 679,000 ounces of gold (*see news release dated February 22, 2017*).

In late 2016, we received the permits necessary to complete drilling of the interpreted up-plunge extension of the São Sebastião deposit within a densely vegetated area. As such, the focus of the 2017 exploration drilling program is to evaluate the up-plunge extension area for additional resources. Just over 3,100 metres of diamond drilling were completed during the third quarter 2017. Drilling is ongoing and the results will be used to update the mineral resources in 2017. Various technical and environmental studies are ongoing to advance the economic evaluation of the Project.

Siribaya - Mali

Effective December 31, 2016, total resources estimated for the Siribaya Project include indicated resources of 2.1 million tonnes grading 1.9 g/t Au for 129,000 ounces of gold, and inferred resources of 19.8 million tonnes grading 1.7 g/t Au for 1.1 million ounces (*see news release dated February 22, 2017*).

During the third quarter 2017, core logging and sampling activities were completed for remaining drill holes completed in the second quarter ahead of the seasonal rains. Approximately 19,500 metres of diamond and reverse circulation drilling has been completed year to date. The drilling program is designed to confirm the geometry of the known mineralized zones at the Diakha deposit, and to extend the gold mineralization north and south along strike where previous exploration has returned encouraging results. The drilling results will be incorporated into the deposit model and used to update the mineral resources.

<u>**Joint Venture Projects**</u>

Following are the highlights for our joint venture exploration projects. The agreements are typically structured in a way that gives us the option of increasing our ownership interest over time, with the decision dependent upon the exploration results as time progresses.

Monster Lake - Canada (Option Agreement with TomaGold Corporation)

During the third quarter, final assay results from the 25-drill hole, 10,700-metre winter drilling campaign were received. Highlights include: 67.42 g/t Au over 3.5 metres, 80.28 g/t Au over 5.0 metres and 39.48 g/t Au over 1.6 metres (*see news release dated July 6, 2017*). As follow up, just over 1,800 metres of diamond drilling were completed during the third quarter, largely targeting the Lower zone which is a developing mineralized zone parallel to the Megane zone. Assay results from this program were received and reported (*see news release dated November 1, 2017*). The results will be used to guide future drilling and will be incorporated into a deposit model to support the completion of an initial mineral resource estimate in 2017, if results merit.

On August 14, 2017, IAMGOLD subscribed for 27.7 million common shares of TomaGold from treasury representing 19.98% of the outstanding common shares of TomaGold. The common shares were purchased at a price of C$0.09 per common share, for an aggregate purchase price of C$2.5 million. Prior to the acquisition, IAMGOLD did not hold any common shares of TomaGold.

Nelligan - Canada (Option Agreement with Vanstar Mining Resources Inc.)

During the third quarter 2017, final assay results were received from the remaining drill holes of an approximately 7,700-metre diamond drill program completed in the first half of the year. The program was designed to follow up on encouraging results from the 2016 program, further explore a newly discovered mineralized zone north of the Liam zone, and test other IP (Induced Polarization) geophysical anomalies on the property. Highlights include: 11.3 metres grading 2.78 g/t Au; 34.3 metres grading 2.01 g/t Au, including 4.4 metres grading 7.66 g/t Au; and 11.6 metres grading 2.38 g/t Au (*see Vanstar news release dated September 5, 2017*).

Eastern Borosi - Nicaragua (Option Agreement with Calibre Mining Corporation)

The continuation of diamond drilling in the third quarter 2017 brought the total number of holes drilled year-to-date to 22 for approximately 7,300 metres. Results from the final eight holes were reported in the third quarter, with highlights including: 4.1 metres grading 0.38 g/t Au and 328.3 g/t Ag, 6.0 metres grading 2.74 g/t Au and 42.5 g/t Ag from the East Dome target (*see Calibre news release dated August 17, 2017*).

The program's objective is to evaluate the resource potential of the Guapinol, Riscos de Oro and East Dome veins. An updated NI 43-101 resource estimate is planned which will incorporate an additional 26,000 metres of drilling completed over the last four years.

Other

Loma Larga (formerly Quimsacocha) - Ecuador
IAMGOLD, through its 35.6% equity ownership of INV Metals, has an indirect interest in the Loma Larga gold, silver and copper project in southern Ecuador. INV Metals has completed a preliminary feasibility study supporting the proposed development of an underground mine with an anticipated production rate of 3,000 tonnes per day, average annual gold production of 150,000 ounces, and a mine life of approximately 12 years (s*ee INV Metals news release dated July 14, 2016*).

During the third quarter 2017, in addition to technical studies to support an ongoing feasibility study, INV Metals announced that it had completed a thirteen-hole, 4,500-metre exploration drilling program targeting a potential west extension of the Loma Larga deposit. Encouraging assay results were received, including: 51.3 metres grading 3.22 g/t Au and 48.7 g/t Ag, and 53.0 metres grading 1.59 g/t Au and 25.5 g/t Ag (*see INV Metals news release dated September 18, 2017*). The results will be assessed and used to guide future drilling programs.

End Notes (*excluding tables*)

[1]   Cost of sales, excluding depreciation, as disclosed in note 30 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

[2]   This is a non-GAAP measure. Refer to the reconciliation in the non-GAAP performance measures section of the MD&A.

[3]   The DART refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

CONFERENCE CALL

A conference call will be held on Wednesday, November 8, 2017 at 8:30 a.m. (Eastern Standard Time) for a discussion with management regarding IAMGOLD`s third quarter 2017 operating performance and financial results. A webcast of the conference call will be available through IAMGOLD`s website - www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-800-319-4610 or 1-604-638-5340.

A replay of this conference call will be accessible for one month following the call by dialling: North America toll-free: 1-800-319-6413 or 1-604-638-9010, passcode: 1536#.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, other than statements of historical fact, constitute forward looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release are found under, but are not limited to being included under, the heading "Third Quarter 2017 Highlights", and include, without limitation, statements with respect to: the Company's guidance for production, cost of sales, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, cost management initiatives, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to the use of the words "may", "will", "should", "continue", "expect", "estimate", "plan", "guidance", "outlook", "potential", "transformation", "targets", "strategy" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel, and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company's credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD's ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in the price of gold, costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.
For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the company's estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company's latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

Qualified Person Information

The technical information relating to exploration activities disclosed in this news release was prepared under the supervision of, and reviewed and verified by, Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Shae Frosst, Investor Relations Associate, IAMGOLD Corporation
Tel: (416) 933-4738 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué de presse, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.